

Mail Stop 3030

October 8, 2015

Via E-Mail
Alex C. Hui
Chief Executive Officer
Pericom Semiconductor Corporation
1545 Barber Lane
Milpitas, California 95035

> **Re: Pericom Semiconductor Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 17, 2015**
> **File No. 000-27026**

Dear Mr. Hui:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have further comments.

Opinion of Cowen and Company, LLC, page 40

1.   We note the statement in the first sentence of the tenth paragraph of the opinion attached as Annex C that Cowen and Company's opinion may not be used without its prior written consent. Please revise the disclosure in this section to state, if true, that Cowen and Company has consented to the use of its opinion in this document.

Where You Can Find More Information, page 84

2.   Please tell us when you plan to file the information omitted from Part III of the Form 10-K that you identify in this section relative to the date that you file your definitive proxy statement for the special meeting to consider the merger agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Alex C. Hui
Pericom Semiconductor Corporation
October 8, 2015
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Tad J. Freese, Esq.